EXHIBIT 99.21

Notice to LSE

Publication of Supplementary Prospectus
31 March 2026

The following document has been approved by the United Kingdom Financial Conduct Authority on 31 March 2026 and is available for viewing:

Supplementary Prospectus dated 31 March 2026 (the "Supplementary Prospectus") relating to the U.S.$10,000,000,000 Euro Medium Term Note Programme of Rio Tinto Finance (USA) Limited (ABN 84 062 129 551), Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Inc. as issuers and unconditionally and irrevocably guaranteed by Rio Tinto plc and Rio Tinto Limited (ABN 96 004 458 404) as guarantors.

The Supplementary Prospectus should be read and construed in conjunction with the base prospectus dated 31 October 2025 (the “Base Prospectus”, which definition includes the base prospectus and all information incorporated by reference therein).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8797Y_1-2026-3-31.pdf

A copy of the Supplementary Prospectus has also been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Rio Tinto plc
6 St James’s Square
London SW1Y 4AD
Telephone: +44 20 7781 2000
Website: https://www.riotinto.com/

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers
1.Rio Tinto plc (LEI: 213800YOEO5OQ72G2R82)
2.Rio Tinto Limited (ABN 96 004 458 404) (LEI: 529900X2VMAQT2PE0V24)
3.Rio Tinto Finance (USA) plc (LEI: 2138006TSNBEUA761G16)
4.Rio Tinto Finance (USA) Limited: (LEI: 213800RX94ZKEZXPKH58)
5.Rio Tinto Finance (USA) Inc: (LEI: 875500ZLU9FC9N2OUE63)

Notice to LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

riotinto.com